SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                            Paradyne Networks, Inc.
                            -----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   69911G107
                                   ---------
                                 (CUSIP Number)

                               December 31, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)
                               |_| Rule 13d-1(c)
                               |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69911G107                     13G


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                                                                    (b)|X|
3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      5  SOLE VOTING POWER

   NUMBER OF             9,359,956
    SHARES
  BENEFICIALLY
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             165,337  (1)
    PERSON
     WITH            7   SOLE DISPOSITIVE POWER

                         9,359,956



                     8   SHARED DISPOSITIVE POWER

                         165,337 (1)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,525,293

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       30.07%  (2)

12     TYPE OF REPORTING PERSON*

       PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  In its capacity as one of two stockholders of Communication GenPar, Inc.

(2) Based on the total outstanding shares of Common Stock of 31,675,224 as of September 30, 2000.

CUSIP No. 69911G107                     13G


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Parallel I, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                                                                    (b)|X|
3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      5  SOLE VOTING POWER

   NUMBER OF             792,287
    SHARES
  BENEFICIALLY
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             165,337  (1)
    PERSON
     WITH            7   SOLE DISPOSITIVE POWER

                         792,287



                     8   SHARED DISPOSITIVE POWER

                         165,337 (1)

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       957,624

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       3.02%  (2)

12     TYPE OF REPORTING PERSON*

       PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  In its capacity as one of two stockholders of Communication GenPar, Inc.

(2) Based on the total outstanding shares of Common Stock of 31,675,224 as of September 30, 2000.

CUSIP No. 69911G107                     13G


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Communication GenPar, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                                                                    (b)|X|
3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      5  SOLE VOTING POWER

   NUMBER OF             165,337
    SHARES
  BENEFICIALLY
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             -0-
    PERSON
     WITH            7   SOLE DISPOSITIVE POWER

                         165,337



                     8   SHARED DISPOSITIVE POWER

                         -0-

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       165,337

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       .52% (1)

12     TYPE OF REPORTING PERSON*

       CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Common Stock of 31,675,224 as of September 30, 2000.

CUSIP No. 69911G107                     13G


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG GenPar, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                                                                    (b)|X|
3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      5  SOLE VOTING POWER

   NUMBER OF             10,529,614 (1)
    SHARES
  BENEFICIALLY
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             -0-
    PERSON
     WITH            7   SOLE DISPOSITIVE POWER

                         10,529,614 (1)



                     8   SHARED DISPOSITIVE POWER

                         -0-

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,529,614

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       33.24%  (2)

12     TYPE OF REPORTING PERSON*

       PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes the shares beneficially owned by TPG Partners, L.P. and TPG Parallel I, L.P. for which TPG GenPar, L.P. is the sole general partner.

(2) Based on the total outstanding shares of Common Stock of 31,675,224 as of September 30, 2000.

CUSIP No. 69911G107                     13G


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       TPG Equity Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                                                                    (b)|X|
3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      5  SOLE VOTING POWER

   NUMBER OF             84,885
    SHARES
  BENEFICIALLY
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             -0-
    PERSON
     WITH            7   SOLE DISPOSITIVE POWER

                         84,885



                     8   SHARED DISPOSITIVE POWER

                         -0-

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       84,885

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       .27%  (1)

12     TYPE OF REPORTING PERSON*

       PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Common Stock of 31,675,224 as of September 30, 2000.

CUSIP No. 69911G107                     13G


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FOF Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)|_|
                                                                    (b)|X|
3      SEC USE ONLY



4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      5  SOLE VOTING POWER

   NUMBER OF             35,726
    SHARES
  BENEFICIALLY
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             -0-
    PERSON
     WITH            7   SOLE DISPOSITIVE POWER

                         35,726



                     8   SHARED DISPOSITIVE POWER

                         -0-

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       35,726

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       .11% (1)

12     TYPE OF REPORTING PERSON*

       PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Common Stock of 31,675,224 as of September 30, 2000.

                                                            Page 7 of 1


Item 1(a).  Name of Issuer:
---------   --------------

            Paradyne Networks, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

            Paradyne Networks, Inc.
            8545 126th Avenue North
            Largo, Florida  33773

Item 2(a).  Name of Persons Filing:
---------   ----------------------

          Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of TPG Partners, L.P., a Delaware limited partnership ("Partners"), TPG Parallel I, L.P., a Delaware limited partnership ("Parallel"), Communication GenPar, Inc., a Delaware corporation ("Communication"), TPG GenPar, L.P., a Delaware limited partnership ("GenPar"), TPG Equity Partners, L.P., a Delaware limited partnership ("Equity") and FOF Partners, L.P., a Delaware limited partnership ("FOF" and together with Partners, Parallel, Communication, GenPar and Equity, the "Reporting Persons"). Additionally, information is included herein with respect to TPG Advisors, Inc., a Delaware corporation ("Advisors" or the "Controlling Person"). Because GenPar is the sole general partner of each of Partners and Parallel, and because Advisors is the sole general partner of GenPar, Equity and FOF, and because Partners and Parallel are the only shareholders of Communication, the Controlling Person may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all of the shares of Common Stock owned by the Reporting Persons. The Reporting Persons and the Controlling Person are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists. A copy of the Joint Filing Agreement of the Item 2 Persons is attached hereto as Exhibit 1.

Items 2(b)-(c) Address of Principal Office or, if none, Residence; Citizenship
------------------------------------------------------------------------------
or Place of Organization:
------------------------

          The address of the principal business office of all of the Item 2 Persons is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).  Title of Class of Securities:
---------   ----------------------------

          This Schedule 13G Statement relates to the common stock, par value $0.01 of the Issuer (the "Common Stock").

Item 2(e).  CUSIP Number:
---------   ------------

            The Cusip number of the Common Stock is 69911G107.

Item 3.     If this statement is filed pursuant to Rules ss.ss.
-------     240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
            ------------

            (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 780).

            (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                 78c).

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [ ] An investment adviser in accordance with ss.
                 240.13d-1(b)(1)(ii)(E);

            (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant toss. 240.13d-1(c), check this box [ ]

Item 4.     Ownership
-------     ---------

            Partners

            (a)  Amount Beneficially Owned as of December 31, 2000: 9,525,293

            (b)  Percent of Class: 30.07%

            (c)  Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote: 9,359,956

                 (ii) shared power to vote or to direct the vote: 165,337

                 (iii) sole power to dispose or to direct the disposition of:
                       9,359,956

                 (iv) shared power to dispose or to direct the disposition
                      of: 165,337

             Parallel

             (a)  Amount Beneficially Owned as of December 31, 2000: 957,624

             (b)  Percent of Class: 3.02%

             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote: 792,287

                  (ii) shared power to vote or to direct the vote: 165,337

                  (iii) sole power to dispose or to direct the disposition of:
                        792,287

                  (iv) shared power to dispose or to direct the disposition
                       of: 165,337

              Communication

              (a)  Amount Beneficially Owned as of December 31, 2000: 165,337

              (b)  Percent of Class: .52%

              (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote: 165,337

                   (ii) shared power to vote or to direct the vote: - 0 -

                   (iii) sole power to dispose or to direct the disposition of:
                         165,337

                   (iv) shared power to dispose or to direct the disposition
                        of: - 0 -

              GenPar

              (a)  Amount Beneficially Owned as of December 31, 2000:
                   10,529,614

              (b)  Percent of Class: 33.24%

              (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote: 10,529,614

                   (ii) shared power to vote or to direct the vote: - 0 -

                   (iii) sole power to dispose or to direct the disposition of:
                         10,529,614

                   (iv) shared power to dispose or to direct the disposition
                        of: - 0 -

                Equity

                (a)  Amount Beneficially Owned as of December 31, 2000: 84,885

                (b)  Percent of Class: .27%

                (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote: 84,885

                     (ii) shared power to vote or to direct the vote: - 0 -

                     (iii) sole power to dispose or to direct the disposition
                           of: 84,885

                     (iv) shared power to dispose or to direct the disposition
                          of: - 0 -

                 FOF

                 (a)  Amount Beneficially Owned as of December 31, 2000:
                      35,726

                 (b)  Percent of Class: .11%

                 (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote: 35,726

                     (ii) shared power to vote or to direct the vote: - 0 -

                     (iii) sole power to dispose or to direct the disposition
                           of: 35,726

                      (iv) shared power to dispose or to direct the disposition
                           of: - 0 -

                 Advisors

                 (a)  Amount Beneficially Owned as of December 31, 2000:
                      10,982,870

                 (b)  Percent of Class: 34.67%

                 (c)  Number of shares as to which such person has:

                     (i)  sole power to vote or to direct the vote: 10,982,870

                     (ii) shared power to vote or to direct the vote: - 0 -

                     (iii) sole power to dispose or to direct the disposition
                           of: 10,982,870

                     (iv) shared power to dispose or to direct the disposition
                          of: - 0 -

Item 5.     Ownership of Five Percent or Less of a Class.
------      ---------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
------      ----------------------------------------------------------------

          No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Common Stock owned by them.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
------      -------------------------------------------------------------------
            the Security Being Reported on by the Parent Holding Company.
            ------------------------------------------------------------

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.
------      ----------------------------------------------------------

          This Schedule 13G Statement is being filed on behalf of each of the
Item 2 Persons pursuant to Rules 13d-1(d) and Rule 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.     Notice of Dissolution of Group.
------      -------------------------------

            Not Applicable

Item 10.    Certification.
--------    --------------

            Not Applicable




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001

                                  TPG PARTNERS, L.P.

                                      By:  TPG GenPar, L.P.,
                                           General Partner

                                      By:  TPG Advisors, Inc.,
                                           General Partner

                                  By:  /s/ Richard A. Ekleberry
                                  ----------------------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President


                                  TPG PARALLEL I, L.P.

                                      By:  TPG GenPar, L.P.,
                                           General Partner

                                      By:  TPG Advisors, Inc.,
                                           General Partner

                                  By:  /s/ Richard A. Ekleberry
                                  ----------------------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President


                                  COMMUNICATION GENPAR, INC.



                                  By:  /s/ Richard A. Ekleberry
                                  ----------------------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President




                                  TPG GENPAR, L.P.

                                      By:  TPG Advisors, Inc.,
                                           General Partner

                                  By:  /s/ Richard A. Ekleberry
                                  ----------------------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President


                                  TPG EQUITY PARTNERS, L.P.

                                      By:  TPG Advisors, Inc.,
                                           General Partner

                                  By:  /s/ Richard A. Ekleberry
                                  ----------------------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President


                                  FOF PARTNERS, L.P.

                                  By:  TPG Advisors, Inc.,
                                       General Partner


                                  By:  /s/ Richard A. Ekleberry
                                  ----------------------------------------
                                  Name:  Richard A. Ekleberry
                                  Title: Vice President